New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 29,936
Property and Equipment (net of accumulated depreciation, $90,234)	2,674
Total Assets	$ 32,610

Liabilities and Shareholder's Equity

Accounts Payable	$ 10,213
Credit Card Payable	6,045
Total Liabilities	16,258
Commitments and contingencies	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,508,267
Retained deficit	(1,496,915)
Total Shareholder's Equity	16,352
Total Liabilities and Shareholder's Equity	$ 32,610